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                            March 6, 2023

       Kristen Actis-Grande
       Executive Vice President andChief Financial Officer
       MSC Industrial Direct Co., Inc.
       515 Broadhollow Road
       Suite 1000
       Melville, NY 11747

                                                        Re: MSC Industrial
Direct Co., Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 3, 2022
                                                            Filed October 20,
2022
                                                            Earnings Release on
Form 8-K
                                                            Furnished January
5, 2023
                                                            Form 10-Q for the
Fiscal Quarter Ended December 3, 2022
                                                            Filed January 5,
2023
                                                            File No. 001-14130

       Dear Kristen Actis-Grande:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 3, 2022

       Note 2. Revenue
       Disaggregation of Revenue, page 49

   1.                                                   You disaggregate
revenue by customer end-market. In MD&A and on earnings calls, you disclose changes in
sales by customer type such as national account, government, and core and other. National
account and public sector appear to be defined on page 7. Please revise page 7 to
clarify whether government and public sector are the same and to define core and other. Given
your quantification of different categories in MD&A, please tell us
 Kristen Actis-Grande
MSC Industrial Direct Co., Inc.
March 6, 2023
Page 2
         your consideration of also disaggregating revenues by these categories on page 49 (in addition to your disaggregation by customer end-market). Refer to ASC 606-10-50-5 and
         50-6 and ASC 606-10-55-89 through 55-91.
Earnings Release on Form 8-K Furnished on January 5, 2023

Adjusted Financial Highlights

2. Please clearly label and describe your Adjusted Financial Highlights for income from operations, operating margin, and net income attributable to MSC as non-GAAP. Refer to
         Question 100.05 of the Staff's Compliance and Discussion
Interpretations on Non-GAAP
         Financial Measures.
Fiscal 2023 Full Year Financial Outlook and Key Assumptions

3. Referencing non-GAAP Adjusted Operating Margin, please present the most directly comparable GAAP measure or add disclosure explaining why forward looking-
         information cannot be presented, to the extent available without unreasonable efforts, for the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with
         GAAP. Likewise, please explain the use of Operating Cash Flow Conversion and present the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation
         S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-
         GAAP Financial Measures.
Non-GAAP Financial Measures

4. Please explain to us and disclose how "GAAP" and non-GAAP Incremental Margin are determined. Please also disclose how they provide useful information to investors, and
FirstName LastNameKristen Actis-Grande
       provide a reconciliation from the most directly comparable GAAP measure, operating
Comapany   NameMSC
       margin.          Industrial
                If you believe     Direct Co.,
                               a different     Inc.
                                           comparable  GAAP measure is more
appropriate, please
March explain.  Refer2 to Items 10(e)(1)(i)(B), (C), and (D) of Regulation S-K.
       6, 2023 Page
FirstName LastName
 Kristen Actis-Grande
FirstName  LastNameKristen    Actis-Grande
MSC Industrial  Direct Co., Inc.
Comapany
March      NameMSC Industrial Direct Co., Inc.
       6, 2023
March3 6, 2023 Page 3
Page
FirstName LastName
Form 10-Q for the Fiscal Quarter Ended December 3, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Impact of Economic Trends, page 17

5. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures in response to price increases from suppliers and labor price inflation. We note in your first quarter earnings call on January 5, 2023 that your chief executive officer acknowledged the company has experienced price increases from its suppliers, and stated "we are initiating a fresh look at our supplier and assortment strategy." Your CFO also discussed pressure around labor inflation during the call.
         Discuss your planned strategy and actions "towards reducing purchase costs, implementing operational efficiencies, improving the customer shopping experience, and channeling more market share to those suppliers who partner with
us....through a
         formalized category line review process that will begin in the next couple of months" as noted in your CEO's remarks during the first quarter earnings call. Refer to Item 303(c) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services